UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:  Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

OMB APPROVAL OMB Number: 3235-0101 Expires: August 31, 2003 Estimated average burden hours per response 2.0 SEC USE ONLY DOCUMENT SEQUENCE NO. CUSIP NUMBER WORK LOCATION
1(a) NAME OF ISSUER (Please type or print) Questar Corporation				(b) IRS IDENT. NO. 87-0407509		(c) S.E.C. FILE NO. 1-8796
1(d) ADDRESS OF ISSUER 180 East 100 South Salt Lake City, Utah 84111				(e)TELEPHONE
				AREA CODE 801		NUMBERS 324-5202
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD R. D. Cash / and Don-Kay-Clay Cash Foundation/Triple "C" Investments & Securities		(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER Director		(d) ADDRESS 180 East 100 South Salt Lake City, Utah 84111
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. identification Number and the S.E.C. File Number.
3(a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
Broker-Dealer File Number
Common Stock (and attached Common Stock Purchase Rights)	Merrill Lynch 60 East South Temple Salt Lake City, Utah 84111		33,000 [1]	$1,072,500	82,790,608	Over the next six months.	NYSE

INSTRUCTIONS:
1.	(a)	Name of issuer
	(b)	Issuer's I.R.S. Identification Number
	(c)	Issuer's S.E.C. file number, if any
	(d)	Issuer's address, including zip code
	(e)	Issuer's telephone number, including area code

2.	(a)	Name of person for whose account the securities are to be sold
	(b)	Such person's I.R.S. identification number, if such person is an entity
	(c)	Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(d)	Such person's address, including zip code

3.	(a)	Title of the class of securities to be sold
	(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
	(f)	Approximate date on which the securities are to be sold
	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

TABLE I -- SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock (and attached Common Stock Purchase Rights)	Within the last five years.	I obtained the shares through Bonus plans and stock option exercises. The shares held by the Foundation and Triple "C" were transferred from me.	Questar Corporation	33,000	N/A	N/A

INSTRUCTIONS:

1.   If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2.   If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE 2 -- SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold:

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
R.D. Cash	Common Stock and Common Stock Purchase Rights	Within the last three months[2]	10,000	325,000
Don-Kay-Clay Cash Foundation	Common Stock and Common Stock Purchase Rights	Within the last three months	6,000	198,000

REMARKS:
[1] This 33,000 share figure includes 22,000 shares owned by my Foundation and 11,000 shares owned by Triple "C", which is in limited liability company I control. I have adopted 10b5-1 plans that instruct Merrill Lynch to sell up to 22,000 shares by the Foundation and 11,000 shares by Triple "C" as follows: 4,000 shares per month from the Foundation with 50% sold on the 5th trading day after the end of the month and 50% on 5th trading day before end of the month; 2,000 shares per month from Triple "C" with 50% sold on 5th trading day after end of month and 50% on 5th trading day before end of the month. All sales are subject to a floor price of $31.75 per share. The first sales will occur on July 25, 2003. This plan supersedes and cancels all prior plans that I have adopted and that have been communicated.

2Within the last three months, I have sold 10,000 shares on the open market as follows: 2,000 shares, 5/16/03 for $32.00, 3,000 shares, 5/20/03 for $32.00, and 5,000 shares, 5/27/03 for $33.00.

My Foundation also sold 6,000 shares on the open market as follows: 2,000, 5/13/03 for $32.00, 2.000, 5/27/03 for $33.00, and 2,000, 6/12/03 for $34.00.

I also sold a total of 66,864 shares when exercising stock options and satisfying tax withholding obligations as follows: 10,483 shares, 4/22/03 for $31.40, 5,862 shares, 5/5/03 for $31.05, 8,931 shares, 5/13/03 for $31.86, 13,924 shares, 5/21/03 for $32.33, 10,398 shares, 6/3/03 for $33.17, 11,510 shares, 6/12 for $33.97, and 5,756 shares, 6/26/03 for $34.03.

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

July 17, 2003	/s/

Date of Notice	Connie C. Holbrook Attorney in Fact for R. D. Cash

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION:
Intentional misstatements or omission of facts constitute
Federal Criminal Violations (See 18 U.S.C. 1001)